SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                              NATHAN'S FAMOUS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    632347100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                  (516)822-4820

--------------------------------------------------------------------------------
(Name , Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                  July 7, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     632347100                               Page   2   of    4   Pages
              ---------                                     ---       ---

1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Howard M. Lorber

2    Check the Appropriate Box if a Member of a Group*        (a) [ ]   (b) [X]

3    SEC Use Only:

4    Source of Funds:             PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:  U.S.A.

7    Number of Shares
     Sole Voting Power:  580,834

8    Beneficially
     Shared Voting Power:  0

9    Owned by Each Reporting
     Sole Dispositive Power:  580,834

10   Person With
     Shared Dispositive Power:  0

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  580,834

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [ ]

13   Percent of Class Represented by Amount in Row (11):  11.3%

14   Type of Reporting Person*:  IN

Item 1: Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the "Initial Filing") with regard to the shares of Common Stock, par value $.001 per share (the "Shares") of Nathan's Famous, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

   This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition by the undersigned of additional Shares on July 7, 1999.

Item 3: Source or Amount of Funds or Other Consideration.

Of the 580,834 Shares beneficially owned by him, Mr. Lorber purchased 158,500 Shares with his personal funds, 68,000 of which were purchased on July 7, 1999 . In connection with his employment by the Issuer, Mr. Lorber owns options exercisable within the next 60 days to purchase 183,334 Shares and warrants exercisable within the next 60 days to purchase 225,000 Shares.

Item 4: Purpose of the Transaction.

On July 7, 1999, Mr. Lorber acquired 68,000 Shares in a private transaction. Of the remaining 512,834 Shares beneficially owned by him, Mr. Lorber acquired an aggregate 90,500 Shares in open market purchases, Mr. Lorber acquired options exercisable within the next 60 days to purchase 183,334 and warrants exercisable within the next 60 days to purchase 225,000 Shares in connection with his employment by the Issuer and 14,000 Shares were acquired by dividend from Aegis Resources, Inc., an entity controlled by Mr. Lorber.

Mr. Lorber has no present plans or proposals which would result in a change in the present Board or management of the Issuer. Mr. Lorber has no present plans which would result in a material change in the Issuer's business or corporate structure.

Item 5: Interest in Securities of the Issuer.

(a) As of the close of business on July 7, 1999, Mr. Lorber beneficially owns 580,834 Shares which includes (a) options to purchase an aggregate 183,334 Shares and (b) warrants to purchase an aggregate 225,000 Shares.

(b) Mr. Lorber has sole power to dispose or direct the disposition of the 580,834 Shares beneficially owned by him..

Mr. Lorber has sole power to vote or direct the vote of the 580,834 Shares beneficially owned by him.

(c) During the past 60 days, Mr. Lorber purchased 68,000 Shares on July 7, 1999 for $3.587 per Share in a private transaction.

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

July 7, 1999
------------------------------------
Date

/s/ Howard M. Lorber
------------------------------------
Signature

Howard M. Lorber   Chairman & CEO
------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).